UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
PUERTO RICO RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

HOSPIRA PUERTO RICO RETIREMENT SAVINGS PLAN
UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007 and 2006

CONTENTS

Hospira Puerto Rico Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006
(Unaudited)

	2007	2006
Assets		
Investments, at fair value	$ 340,090	$ 259,835
Net Assets Available for Benefits at Fair Value	340,090	259,835
Adjustment from fair value to contract value for interest in common/collective fund relating to fully benefit responsive investment contracts	10	1
NET ASSETS AVAILABLE FOR BENEFITS	$ 340,100	$ 259,836

The accompanying notes are an integral part of these statements.

Hospira Puerto Rico Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2007
(Unaudited)

Additions	
Contributions	
Employer	$ 34,438
Participant	37,679
Total contributions	72,117
Investment income	
Net appreciation in fair value of investments	34,291
Interest and dividends	9,278
Net investment gain	43,569
Total additions to net assets	115,686
Deductions	
Benefits paid to participants	35,351
Other expenses	71
Total deductions from net assets	35,422
NET INCREASE IN NET ASSETS	80,264
Net assets available for benefits	
Beginning of year	259,836
End of year	$ 340,100

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a profit sharing plan containing a cash or deferred arrangement qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, ("PR-Code") and was established effective August 1, 2005 by the Plan sponsor, Hospira Puerto Rico, LLC (the "Company"), whose sole member is Hospira, Inc. ("Hospira").

In general, Puerto Rico employees of the Company may voluntarily participate in the Plan as of the first day of the payroll period immediately following the date of hire. Seasonal employees may join the Plan after one year of employment is completed. Leased employees, independent contractors, employees subject to a collective bargaining agreement, employees considered United States expatriates and employees who do not perform services primarily in Puerto Rico are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Banco Popular de Puerto Rico serves as trustee of the Plan's trust, the Hospira Puerto Rico Retirement Savings Trust.

Contributions and Vesting

Eligible employees electing to participate may contribute from 2% to 18% of their eligible compensation in whole percentages to the Plan, subject to certain limitations. Eligible compensation is an employee's regular base pay, including overtime as well as shift differentials, paid absences, and sales commissions. Participants may choose to make their contributions from either pretax compensation (limited by PR-Code to the lesser of $8,000 or 10% of compensation), after-tax compensation (not to exceed 10% of compensation), or both. Participant contributions may be invested in any or all of the investment options.

Eligible employees who have not provided their elections to participate in the Plan within 60 days of employment will be automatically enrolled in the Plan and have 3% of their compensation contributed to the Plan on a pre-tax basis. These contributions will be invested in a default fund until such employees make different elections. The contribution percentage may be changed at any time. Employees that do not wish to be automatically enrolled may opt out of the Plan.

The Company contributes 5% of a participant's eligible compensation for participants who contribute at least 2% but less than 3% of their eligible compensation and contributes 6% of a participant's eligible compensation for any participant who contributes at least 3% of their

NOTE A - DESCRIPTION OF THE PLAN – Continued

Contributions and Vesting – Continued

compensation. In addition, for any participant who is (a) age 40 or older as of December 31, 2004, (b) employed by the Company as of August 1, 2005, and (c) actively participating in the Plan on August 31, 2005, an additional 3% employer contribution shall be made each pay period through August 31, 2010 for those participants who contribute at least 2% of their compensation. Employer contributions are invested each pay period according to the employee's investment elections.

Participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. In addition, those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 18% of the participant's eligible compensation or legal limits.

The Plan offered the following investment options through July 1, 2007: Hospira common stock, Putnam Stable Value Fund, American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, American Funds Washington Mutual Investors Fund, Dodge & Cox Balanced Fund, Vanguard Extended Market Index Fund, and Vanguard Institutional Index Fund. Effective July 2, 2007 the Plan offers the following investment options: Hospira common stock, JPMorgan Stable Asset Income Fund, JPMorgan SmartRetirement Income Funds, Western Asset Core Plus Bond Portfolio, Lord Abbett Affiliated, SSgA S&P 500 Fund, American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, AllianceBernstein Small-Mid Cap Value Fund, and Buffalo Small Cap Fund.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own and Company contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash or as direct rollovers, as applicable. Also, participants with account balances of more than $5,000, exclusive of any rollovers, may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2. Interest, dividends and other earnings will continue to accrue on such deferred amounts. While actively

NOTE A - DESCRIPTION OF THE PLAN – Continued

Distributions – Continued

employed, participants are permitted to withdraw their after-tax contributions only, subject to certain limitations.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, allocations of fund earnings or losses and any applicable administrative fees.

Loans to Participants

Participants may borrow from their pre-tax accounts amounts not to exceed the lesser of 50% of all of their Plan accounts or $50,000, subject to limitations and restrictions. Participants pay interest on such borrowings at an interest rate of the prime rate as reported in *The Wall Street Journal* on the first day of the calendar month in which the loan is initiated. Loans, limited to two per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to 15 years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving the Company during the repayment period, the balance of the outstanding loan must be repaid.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health*

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Use of Estimates - Continued

and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common/collective fund, JPMorgan Stable Asset Income Fund, as of December 31, 2007, and through a collective trust, Putnam Stable Value Fund, as of December 31, 2006. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective fund as well as the adjustment of the investment in the common/collective fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Units of common/collective funds are valued based on the current market values of the underlying assets of the fund as reported by the investment advisor using the audited financial statements of the common/collective fund at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006, are as follows:

	2007	2006
Hospira common stock	$180,019	$142,697
JPMorgan SmartRetirement 2020 Fund	50,270	-
JPMorgan SmartRetirement 2030 Fund	37,387	-
Participant loans	35,806	47,381
Dodge & Cox Balanced Fund	-	59,978

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 2,268
Common/Collective funds	(6,250)
Common stock	38,273
Net appreciation	$34,291

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of JPMorgan, the custodian of the Plan's assets; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and applicable law. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE F - TAX STATUS

The Puerto Rico Department of the Treasury has determined and informed the Company, by a letter dated September 5, 2006, that the Plan and related trust are designed in accordance with applicable sections of the PR-Code. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the PR-Code.

NOTE G – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$ 340,100	$ 259,836
Less adjustment from fair value to contract value for interest in common/collective fund relating to fully benefit responsive investment contracts	(10)	(1)
Net assets available for benefits per the Form 5500	$ 340,090	$ 259,835

NOTE G – RECONCILIATION TO FORM 5500 – Continued

The following is a reconciliation of net increase per the statement of changes in net assets available for benefits for the year ended December 31, 2007 to the Form 5500:

Net increase per the financial statements	$ 80,264
Less adjustment from fair value to contract value for interest in common/collective fund relating to fully benefit responsive investment contracts	(10)
Net increase per the Form 5500	$ 80,254

Investments in common/collective funds are required to be reported at fair value on the Form 5500.

SUPPLEMENTAL SCHEDULE

Hospira Puerto Rico Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2007
(Unaudited)

Identity of party involved/ description of asset	Cost (a)	Current value
Common Stock		
*Hospira, Inc., common shares		
4,222 shares		$ 180,019
Mutual funds		
Alliance Bernstein Small-Mid Cap Value Fund,		
Class I shares; 68		1,030
American Funds Growth Fund,		
Class R5 shares; 65		2,218
American Funds EuroPacific Growth Fund,		
Class R5 shares; 15		760
Buffalo Small Cap Fund,		
Shares; 31		760
Lord Abbett Affiliated,		
Class Y shares; 154		2,163
Western Asset Core Plus Bond Portfolio,		
Institutional shares; 65		665
Common/Collective funds		
*JPMorgan SmartRetirement 2010 Fund		
Institutional shares; 514		8,116
*JPMorgan SmartRetirement 2015 Fund		
Institutional shares; 503		8,029
*JPMorgan SmartRetirement 2020 Fund		
Institutional shares; 3,117		50,270
*JPMorgan SmartRetirement 2030 Fund		
Institutional shares; 2,271		37,387
*JPMorgan SmartRetirement 2040 Fund		
Institutional shares; 701		11,526
*JPMorgan Stable Asset Income Fund		
Units; 2		707
SSgA S&P 500 Fund,		
Class C shares; 24		634
*Loans to participants, 4.00% to 8.25%		35,806
		$ 340,090

*Represents a party-in-interest.
(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Puerto Rico Retirement Savings Plan
(Name of Plan)

Date: June 17, 2008

Henry A. Weishaar,
Corporate Vice President, Human Resources

END